328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710
MAG Silver Corp.	August 14, 2009
For Immediate Release	NR#09-20

MAG SILVER REPORTS SECOND QUARTER FINANCIAL RESULTS

Vancouver, B.C…MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG”) announces the Company’s unaudited financial results for the six month period ended June 30, 2009.  For complete details of the Second Quarter Interim Financial Statements and Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (http://idea.sec.gov).

The Company’s cash position at June 30, 2009 remained strong at $35.4 million.  All amounts herein are reported in Canadian dollars unless otherwise specified.  The Company’s cash is all invested with the Royal Bank of Canada in guaranteed investment certificates or in an interest bearing current account.

The Company’s primary asset is a 44% holding in Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) which in turn holds and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  The Company is a party to a Shareholders Agreement with Peñoles S.A. de C.V. (“Peñoles”) which holds the other 56% of Minera Juanicipio through its majority interest in Fresnillo plc; a U.K. domiciled subsidiary company listed May 9, 2008 by way of an IPO on the London Stock Exchange.

In January 2009, Fresnillo and MAG approved a 2009 exploration program for the Juanicipio property based on the recommendation of Minera Juanicipio’s Technical Committee totaling US $4.0 million and an engineering budget of US $500,000.  From its inception in late 2007 to August 14, 2009, the Company has advanced approximately US $9.3 million to Minera Juanicipio.  The engineering budget provided for the completion of an independent scoping study on the possible development of the Valdecañas vein on the Juanicipio property as a stand alone operation.  The results of this work, expected before the end of September, will be published by the Company promptly upon receipt from Wardrop.

Early in 2009 MAG also approved its own exploration budget of approximately $17.5 million.  Of this amount, $1.9 million was allotted towards the Company’s share of Minera Juanicipio’s 2009 exploration budget as described above.  A further $ 2.6 million was budgeted for the Company’s share of possible underground development work at Juanicipio. The balance of approximately $13.5 million was allocated for ten MAG-owned properties in Mexico and general administration and overhead.  Planned 2009 expenditures included the diamond drilling of almost 30,000 metres of core on five separate properties, air and ground based geophysical surveys, trenching, road building, mapping, sampling, geological modeling, surface rights acquisitions, taxes and land payments.

In December of 2008, London Stock Exchange listed Fresnillo plc announced an intention to bid for all of the outstanding shares of MAG.  Fresnillo, an insider by virtue of its ownership of 19.8% of MAG, was in the unique position of also being the majority interest holder in, and the operator of, the joint venture company Minera Juanicipio.  Fresnillo’s status as an insider also triggered the need for an independent valuation of MAG under Canadian securities laws.  The valuation work, which commenced in early January 2009 was suspended by MAG when Fresnillo refused to provide information the independent valuator had requested which was critical to the valuation.  In an effort to resolve the valuation issue, MAG initiated proceedings before the Ontario Securities Commission (“OSC”).  On June 18, 2009, the OSC ordered Fresnillo to provide to MAG extensive discovery of documents and email records that were germane to Fresnillo’s repeated assertions that certain documents critical to the completion of an independent valuation report required under Canadian securities legislation did not exist.   Within two working days of this order, Fresnillo withdrew its hostile bid, obviating their need to comply.

In response to Fresnillo’s intended hostile bid, MAG chose to accelerate its own 2009 exploration program with the aim of unlocking additional shareholder value from its own portfolio of exploration properties.  To that end MAG essentially completed its full 2009 budgeted exploration program for its own properties during the first 6 months of 2009.  Although the program has not yet located a substantial new discovery, a review of the results of the program indicate that Lagartos SE, Cinco de Mayo and Salemex projects have been advanced and are worthy of further exploration work going forward.

As a result of Fresnillo’s intended hostile bid the company was exposed to substantial additional professional and administrative costs, particularly for take-over defence, as the aggressive and uncooperative actions of Fresnillo led to a long and protracted series of presentations, depositions and hearings in front of the OSC. Also on the legal side were substantial and ongoing costs related to the initiation of arbitration proceedings with the International Chamber of Commerce (“ICC”) in Paris as prescribed by the terms of the Juanicipio Joint Venture agreement.  The Company is seeking a ruling as to whether or not Fresnillo may acquire control of the Company on a hostile basis in breach of the standstill provisions contained in the shareholders agreement governing the Juanicipio joint venture and is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement.  At this time the matter is proceeding in accordance with the timelines established by the ICC.

At the time of writing, arbitration proceedings continue and there will be associated legal and administrative costs going forward, but it is expected that these will be significantly smaller than those experienced in the six month period ended June 30, 2009.  At present, management is also in process of preparing a revised exploration budget for the Company’s 100% owned properties for the balance of 2009.  Once again, the rate of expenditure is expected to be significantly reduced from the pace set in the first six month period of the year.

Accounts receivable at June 30, 2009 totalled $3,511,195 while accounts payable and accrued liabilities amounted to $3,165,649.  Accounts receivable were comprised primarily of value added taxes repayable to the Company in Mexico.  Accounts payable were due mainly for drilling conducted on the Company’s Mexican projects other than the Juanicipio property.  The Company spent $10,883,615 on the exploration of these projects during the period as compared to $6,151,542 for the same period in 2008.  From the total, an amount of $10,650,799 related to drilling on five of the projects where the Company holds rights to acquire up to a 100% interest; Lagartos SE -$2,485,300; Sierra de Ramirez - $1,627,181; Salemex - $991,716; Nuevo Mundo - $389,064; and $5,157,538 for drilling at Cinco de Mayo alone, where exploration activities continue property wide.  The Company currently has one drill rig turning on Cinco de Mayo, and one drilling at Lagartos South East.

The Company’s loss for the six months ended June 30, 2009 amounted to $9,551,030 or $0.19 per share as compared to $3,350,261 or $0.08 per share for the same period last year.  The loss for the six months ended June 30, 2009 includes the write off mineral property acquisition costs and deferred exploration costs in the amount of $3,641,571 ($1,221,019 for the same period in 2008).  General overhead and administration costs for the period amounted to $4,834,035 ($1,465,133 for the same period in 2008).  This included increased legal costs at $2,490,158 million ($83,865 in 2008), proxy solicitation costs of $203,859 (nil in 2008) and $458,238 for shareholder relations expense (2008: $135,324) as well as additional travel costs resulting from efforts to deal with Fresnillo’s intended hostile bid as described above.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. MAG holds a large scale portfolio of 100% owned projects.  MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on NYSE Amex under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Frank R. Hallam"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .